Filed pursuant to 424(b)(3)

Registration #333-50822

SUPPLEMENT NO. 4
DATED MAY 21, 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 4 to you in order to supplement our Prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 4 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 3 dated May 1, 2001 and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

Sand Lake Corners, Orlando, Florida

On May 15, 2001, we purchased an existing shopping center known as Sand Lake Corners located on approximately 66 acres and containing 189,741 gross leasable square feet. The center is located on the southeast corner of Sand Lake Road and John Young Parkway, in Orlando, Florida.

We purchased Sand Lake Corners from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $22,254,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $117 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Sand Lake Corners was a two-phase development. Phase I was completed in 1998 to 1999, and Phase II was completed in 1999 to 2000. Sand Lake Corners is comprised of one one-story, multi-tenant, retail building and one single outlot building. As of May 15, 2001, this property was approximately 93% leased. A Wal-Mart building, a Lowe's building and nine other outlot parcels located at the property are not included in this transaction.

Three tenants, Beall's (a discount department clothing store), Petsmart (a pet and pet accessory retail store) and Staples (an office products retail store), each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Beall's	66,700	35	6.21	04/99	04/14
			6.48	05/14	04/19
			6.75	05/19	04/24
			7.02	05/24	04/29
			7.29	05/29	04/34
			7.56	05/34	04/39

Petsmart	26,040	14	10.75	05/99	05/04
			11.25	06/04	05/09
			11.75	06/09	05/14
			12.25	06/14	05/19
			12.75	06/19	05/24
			13.25	06/24	05/29
			13.75	06/29	05/34

Staples	23,884	13	12.10	05/99	05/05
			12.85	06/05	05/10
			13.60	06/10	05/15
			14.35	06/15	05/20
			15.10	06/20	05/25
			15.85	06/25	05/30

As of May 15, 2001, we have six leases with PETsMART for a total of approximately 146,000 square feet, or approximately 5% of our total gross leasable square feet from all properties. The total annualized base rent of these six leases total approximately $1,808,000, or approximately 7% of our total annualized gross rent from all properties. You should consider these figures in comparison with the chart presenting information on our largest tenants as of January 19, 2001 and the accompanying disclosure on page 93 of our Prospectus.

For federal income tax purposes, the depreciable basis in this property will be approximately 16,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively. Real estate taxes for 2000 were $187,727.

As of May 15, 2001, a total of 175,641 square feet was leased to 25 tenants at this property. The following table sets forth certain information with respect to those leases:
	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Cato	4,000	01/04	-	50,000	12.50
Desi Bazaar	1,400	05/04	-	22,400	16.00
Dollar Tree	4,000	06/04	1/5/yr.	64,000	16.00
Payless Shoesource	3,147	06/04	1/5 yr.	50,352	16.00
Friedman's Jewelry	1,600	06/04	1/5 yr.	28,800	18.00
Bronze Lady	1,816	07/04	3/2 yr.	30,872	17.00
Funwear	4,854	07/04	1/5 yr.	77,664	16.00
Metro Orlando Dental	2,800	07/04	1/5 yr.	61,236	21.87
Shoe Dept.	5,000	07/04	1/5 yr.	80,000	16.00
Hair Cuttery	1,000	08/04	1/5 yr.	18,000	18.00
Szechwan Chinese	2,100	08/04	1/5 yr.	35,700	17.00
Perfect Nails	1,150	10/04	-	18,975	16.50
Bike Line	2,400	11/04	-	36,000	15.00
Floorin-G-allery	1,750	06/05	-	31,500	18.00
Hair Salon	1,190	06/05	-	20,230	17.00
Landmark Financial	1,610	08/05	-	27,370	17.00
Theme Park Mobility	1,400	08/05	-	22,400	16.00
Superior Staffing	1,400	09/05	1/7 yr.	25,200	18.00
Nature's Way	2,800	10/05	1/5 yr.	44,800	16.00
Quiznos	1,400	04/09	-	24,500	17.50
Family Book Store	4,200	06/09	-	63,000	15.00
Boater's World	8,000	06/09	1/5 yr.	104,000	13.00
Bealls	66,700	04/14	5/5 yr.	414,000	6.21
Petsmart	26,040	05/14	4/5 yr.	279,930	10.75
Staples	23,884	05/15	3/5 yr.	288,996	12.10
Vacant	14,100

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	-	-	-	1,915,553	-	-	-
2002	-	-	-	1,920,169	-	-	-
2003	-	-	-	1,939,028	-	-	-
2004	12	31,267	539,566	1,947,008	17.26	18.40	27.71
2005	7	14,150	227,629	1,420,462	16.09	7.47	16.02
2006	-	-	-	1,211,768	-	-	-
2007	-	-	-	1,215,968	-	-	-
2008	-	-	-	1,215,968	-	-	-
2009	3	13,600	201,902	1,215,968	14.85	7.18	16.60
2010	-	-	-	1,027,086	-	-	-

For purposes of the above table, the "total annualized base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This should not be deemed indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

Plan of Distribution

As of January 31, 2001, we sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our Advisor in exchange for 20,000 shares. Inland Securities Corporation, an affiliate of our Advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of May 16, 2001, we had sold 4,006,609 shares in our current offering resulting in gross proceeds of $39,366,087. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of May 16, 2001, we had incurred $2,890,407 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $36,475,680 of net proceeds from the sale of those 4,006,609 shares. An additional 407,538 shares have been sold pursuant to our Distribution Reinvestment Program as of May 16, 2001, for which we have received additional net proceeds of $3,871,609. As of May 16, 2001, we had repurchased 89,843 shares through our Share Repurchase Program resulting in disbursements totaling $814,629. As a result, our net offering proceeds from both offerings total approximately $164,599,584 as of May 16, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $926,978 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the year ended December 31, 2000, we had incurred $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,606,000 are included in the purchase prices we have paid for all our properties purchased through May 16, 2001. As of May 16, 2001, we had invested approximately $122,076,000 in properties that we purchased for an aggregate purchase price of approximately $257,879,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of May 16, 2001, we had net offering proceeds of approximately $6,000,000 available for investment in additional properties.